

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

January 21, 2010

Mr. David Fiorenza
NewMarket Corporation
330 South Fourth Street
Richmond, Virgina 23218-2189

> **RE: NewMarket Corporation**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed February 20, 2009**
> **File # 1-32190**

Dear Mr. Fiorenza:

We have reviewed your response letter dated December 23, 2009 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Definitive Proxy Statement on Schedule 14A
Bonus, page 13
Bonus pool, page 13

1.   We note your response to comment 13 in our letter dated December 10, 2009. In your response, you state that "senior management" recommended the preliminary target bonus opportunities for each named executive officer. In future filings, if applicable, please identify the members of senior management who provide the recommendations for each named executive officer. In addition, in future filings, if applicable, please disclose both the preliminary and adjusted target bonus opportunity amounts.

Weighting of Performance Measures (Individual and Corporate), page 14

2.   We note your response to comment 15 in our letter dated December 10, 2009. In future filings, if applicable, please clarify what you mean by "recurring earnings

excluding special items" and "earnings per share from continuing operations excluding special items." In doing so, you may wish to define these terms.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding comments on the financial statements and related matters please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, Anne McConnell, Senior Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3689. Please contact Chambre Malone Miller, Staff Attorney, at (202) 551-3262 or, in her absence, Dieter King, Staff Attorney, at (202) 551-3338 with any other questions.

.

Sincerely,

John Hartz
Senior Assistant Chief Accountant